*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Bolt Biotherapeutics, Inc.

in connection with Registration Statement

on Form S-1 filed on January 15, 2021

John T. Mckenna

+1 650 843 5059

jmckenna@cooley.com

January 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C., 20549

Attn:	Kristin Lochhead
Daniel Gordon
Donald Field
Sonia Bednarowski

RE:	Bolt Biotherapeutics, Inc.
Registration Statement on Form S-1
Filed on January 15, 2021
File No. 333-252136

Ladies and Gentlemen:

On behalf of Bolt Biotherapeutics, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock (the “Common Stock”) to be offered in the proposed initial public offering (the “IPO”) pursuant to the Company’s Registration Statement on Form S-1, (File No. 333-252136), filed with the Commission on January 15, 2021 (the “Registration Statement”). We are providing this letter in response to the comment below from the Staff received by letter dated September 1, 2020 (the “Comment Letter”) relating to the Registration Statement originally confidentially submitted on August 10, 2020.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5059 rather than rely on the U.S. mail for such notice.

For the convenience of the Staff, we have recited the prior comment from the Comment Letter from the Staff in italicized type and have followed the comment with the Company’s response.

“9. We see that you issued 11.3 million stock options during the year ended December 31, 2019. Please revise to disclose the fair value of common stock that was used during the fiscal year and any subsequent interim period provided in the financial statements to determine the fair value of the stock options. In that regard, provide us the estimated offering price or range when it is available and explain to us the reasons for significant differences between recent valuations of your common stock and the estimated offering price.”

IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[*] to $[*] per share (the “Price Range”) for its IPO, which does not take into account a reverse stock split of the Company’s capital stock (the “Reverse Stock Split”) to be effected prior to the distribution of a preliminary prospectus. The Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place on January 21, 2021 between senior management of the Company and representatives of the underwriters. Prior to January 21, 2021, the Company and the underwriters had not had specific discussions regarding the Price Range. In determining the Price Range, the underwriters focused on a number of valuation methodologies to triangulate valuation, including a discounted cash flow analysis and relevant trading multiples.

The Company will include a bona fide price range, which the Company currently expects to be a three-dollar range, and the size of the Reverse Stock Split in an amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process. The share numbers, exercise prices and fair values per share have not been adjusted in this letter to reflect the Reverse Stock Split.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the fair value of the award. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes and quantifies the significant assumptions used.

The Company’s Board of Directors (the “Board”) intended all options granted to be exercisable at a price per share no less than the per share fair value of the Common Stock underlying those options on the date of grant. The estimated fair value of the Common Stock underlying stock options was determined at each

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

grant date by the Board and was supported by periodic independent third-party valuations. The valuations of the Common Stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as described herein and on pages 87 and 88 of the Registration Statement. As discussed below, the methodology used by the Company and the third-party valuation firm to determine the fair value of the Common Stock included the Option Pricing Method (“OPM”) through July 2, 2019, a hybrid of the probability weighted expected return method (“PWERM”) and OPM through August 15, 2020 and the PWERM thereafter. The following table summarizes the valuation dates, methods and resulting valuations used for the accounting for share-based payment in 2019, 2020 and 2021:

Valuation Date	Valuation Method	Estimated Value per Share of Common Stock
July 30, 2018	OPM Back-solve	$0.32
April 1, 2019	OPM Back-solve	$0.37
July 2, 2019	OPM Back-solve	$0.39
May 31, 2020	Hybrid OPM PWERM	$0.40
August 15, 2020	Hybrid OPM PWERM	$0.62
October 15, 2020	Hybrid OPM PWERM	$0.63

The assumptions used in each valuation model to determine the fair value of the Common Stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	external market conditions affecting the Company’s industry and trends within the Company’s industry;

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, IPO valuations and other metrics;

•

the Company’s financial position, including cash on hand and the magnitude and timing of required payments to third-party lenders, and the Company’s historical and forecasted performance and operating results;

•

in the case of PWERM, the estimated likelihood of achieving a liquidity event for the shares of the Common Stock, such as an IPO or an acquisition of the Company, given prevailing market conditions and other contingencies affecting the probability or potential timing of such an event;

•	recent issuances of the Company’s preferred stock to new investors;

•	the terms of the Company’s preferred stock relative to the terms of the Common Stock; and

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

•	the fact that the options and the Common Stock are illiquid securities of a private company.

The first tranche closing of the Company’s most recent round of preferred stock financing was completed on June 26, 2020, in which the Company issued and sold 36,135,260 shares of its Series C-1 preferred stock at $1.15 per share (such transaction, the “Series C Financing” and such closing, the “Series C First Tranche Investment”) for an aggregate purchase price of $41.6 million. Upon the waiver of a specified milestone, the second tranche closing of the Series C Financing was completed on January 15, 2021, in which the Company issued and sold 39,277,455 shares of the Company’s Series C-2 preferred stock to the same investors that participated in the Series C First Tranche Investment at a purchase price of $1.3225 per share, which was established in June 2020 when the Series C Financing terms were set, for an aggregate purchase price of $51.9 million (the “Series C Second Tranche Investment”). The Series C Financing was considered to be an arms-length transaction due to the material participation by new investors.

Determination of Estimated Value

OPM Back-solve Approach

The market approach attempts to value an asset or security by examining observable market values for similar assets or securities. As one application of the market approach, a valuation specialist may utilize observable valuations for transactions in the entity’s securities and use the back-solve method to solve for the implied equity value using the OPM. The basis for application of this method is transactions in equity securities of the enterprise with unrelated investors as an observable measure of fair value. The use of this valuation approach was based on the observed prices in the Series B preferred stock financing (the “Series B Financing”) and the Series C Financing. Both of these financings included material participation by new investors and are considered to be “arms-length” transactions. The third-party valuation firm and the Company utilized the OPM back-solve approach on the valuation dates of July 30, 2018, April 1, 2019 and July 2, 2019. The OPM treats securities, including debt and common and preferred stock, as a series of call options on the enterprise’s value, with exercise prices based on the securities’ respective liquidation preferences and conversion values. Accordingly, the common and preferred stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the liquidation preferences are fulfilled, and considering the relevant rights of the preferred stock (e.g. participation) as well as the potential dilution from other outstanding securities such as options and warrants. The OPM was used to both determine the estimated value of the enterprise as a whole and to allocate the value to the outstanding securities.

Probability Weighted Expected Return Method

The PWERM values each class of equity based on an analysis of the range of potential future enterprise values of the company and the manner in which those values would accrue to the owners of the different classes of equity. This method involves estimating the overall value of the subject company under various liquidity event scenarios and allocating the value to the various share classes based on their respective claim on the proceeds as of the date of each event. These different scenarios typically include an IPO, an acquisition, or a liquidation of the business, each resulting in a different value. For each scenario, the future value of each share class is calculated and discounted to a present value. The results of each scenario are then probability weighted in order to arrive at an estimate of fair value for each share class as of a current date.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

The PWERM is typically utilized when potential exit events, such as an IPO or an acquisition, can be well defined. As such, the PWERM can give more weight to the likely exit scenarios, as opposed to the normative distribution of outcomes in the OPM. For the valuations performed as of May 31, 2020 and August 15, 2020, the Company equity value was allocated using a hybrid method incorporating both the OPM and the PWERM. The hybrid method applied the PWERM utilizing the probability of going public and the OPM was utilized in the remaining private scenario. The Company began using the hybrid model because it better assessed the near-term potential IPO scenario, while also factoring in the inherent uncertainty in outcomes if the Company is to remain private. The third-party valuation firm and the Company utilized the PWERM approach on the valuation performed as of October 15, 2020.

Illiquidity Discount

In determining the estimated fair value of the Common Stock on the date of grant, the Board also considered that the Common Stock is not freely tradeable in the public markets. The estimated fair value of the Common Stock at each grant date therefore reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event.

Summary of Equity Awards

Since January 2019, the Board has granted the following equity awards, with the share numbers and per share exercise prices and fair values not adjusted to reflect the Reverse Stock Split:

Grant Date	Number of Shares Underlying Stock Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share For Financial Reporting Purposes
January 2019	1,934,315	$0.32	$0.32
February 2019	27,527	$0.32	$0.32
May 2019	147,378	$0.37	$0.37
September 2019	5,986,500	$0.39	$0.39
November 2019	3,971,822	$0.39	$0.39
December 2019	260,500	$0.39	$0.39
July 2020	5,575,450	$0.40	$0.40
September 2020	7,457,128	$0.62	$0.62
November 28, 2020	120,000	$0.63	[*](a)
December 14, 2020	240,000	$0.63	[*](a)
December 29, 2020	195,000	$0.63	[*](a)
January 8, 2021	645,000	$0.63	[*](a)

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

(a)

Estimated fair value per share for financial reporting purposes, assuming that the fair value of the Common Stock increased on a linear basis to the Midpoint Price (as defined below). The Company will ultimately use the actual price at which the stock is sold to the public for financial reporting purposes.

In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Common Stock as of the date of each option grant, including the factors discussed on pages 87 and 88 of the Registration Statement.

In the course of preparing the Company’s financial statements with a retrospective view, the Company estimated the fair value of the Common Stock for financial reporting purposes. For purposes of this determination with respect to the Company’s stock option grants after October 15, 2020, the Company assumed that the fair value of the Common Stock increased on a linear basis from the valuation preceding the applicable grants to the midpoint of the Price Range of approximately $[*] per share (the “Midpoint Price”). The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Common Stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward the IPO, more certainty around the Company’s business and financial position as well as external market factors, led to the changes in the fair value of the Common Stock. Applying this linear interpolation, the Company determined the fair value of its Common Stock for financial reporting purposes.

January and February 2019 Grants

In July 2018, the Company entered into a preferred stock purchase agreement (the “Series B Preferred Stock Purchase Agreement”) with existing and new investors to raise up to $68.5 million in two separate tranches. In July 2018, the Company issued and sold an aggregate of 11,630,344 shares of its Series B preferred stock pursuant to the Series B Preferred Stock Purchase Agreement at a purchase price of $1.1494 per share for an aggregate purchase price of $13.4 million and issued 1,744,547 common stock warrants (the “Series B First Tranche Investment”). The Series B Financing was considered to be an arms-length transaction due to the fact that the pricing was negotiated fairly and no strategic, non-financial elements were incorporated into the pricing terms.

Following the Series B First Tranche Investment, the Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of July 30, 2018 on a minority, non-marketable basis using the OPM back-solve method, solving for a total stockholders’ equity value. The valuation firm determined that the marketable value per share of the Series B preferred stock was equal to $0.8104 based on the facts that (i) the price per share of the Series B stock effectively included the right to purchase additional shares of Series B preferred stock in a second tranche closing of the Series B Financing and (ii) each purchaser that participated in the Series B First Tranche Investment received a common stock warrant, with a strike price of $0.01. The risk-free interest rate was determined to be 2.81%, based on the rate of U.S. Treasury securities, with the same term as the options, as of the valuation date; and the equity volatility rate was determined to be 80.0% based on the median volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an equity value of approximately $34.9 million on a minority marketable basis. The valuation then considered the senior rights, preferences and privileges of the holders of the Company’s preferred stock over the holders of the Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock in the event of a liquidation. A DLOM of 40%, was then applied to the Common Stock resulting in a fair value of $0.32 per share (the “July 2018 Valuation”).

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

In January 2019, the Board granted options to purchase 1,934,315 shares of Common Stock with an exercise price of $0.32 per share. In determining the fair value of the Common Stock for the January 2019 grants, the Board considered the July 2018 Valuation, relevant business conditions, preclinical updates and the absence of any changes that would materially impact the Company’s equity value since the time of the July 2018 Valuation.

In February 2019, the Board granted options to purchase 27,527 shares of Common Stock with an exercise price of $0.32 per share. In determining the fair value of the Common Stock for the February 2019 grants, the Board considered the July 2018 Valuation, relevant business conditions, preclinical updates and the absence of any changes that would materially impact the Company’s equity value since the time of the July 2018 Valuation.

May 2019 Grants

In March 2019, the Company entered into a Joint Development and License Agreement (the “Toray Development Agreement”) with Toray Industries, Inc. (“Toray”) to jointly develop and commercialize an Immune-Stimulating Antibody Conjugate (“ISAC”) platform containing Toray’s proprietary antibody to treat cancer. In conjunction with the Toray Development Agreement, the Company issued and sold an aggregate of 5,022,601 shares of Series T preferred stock to Toray at a purchase price of $1.991 per share, for an aggregate purchase price of $10.0 million (the “Series T Issuance”). The Series T Issuance was not considered to be an arms-length transaction as strategic, non-financial elements were incorporated into the pricing terms.

In April 2019, Bolt released positive clinical proof of concept data on its Boltbody ISAC platform. The data showed the potential of ISACs to eradicate tumors in animal models, which led to immunological memory of tumor-antigen positive and tumor-antigen negative tumors, suggestive of epitome spreading. The Company presented this data at the American Association for Cancer Research Conferences in Atlanta, Georgia.

Following the Series T Issuance and the release of positive clinical proof of concept on its Boltbody ISAC platform, the Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of April 1, 2019 on a minority, non-marketable basis using the OPM back-solve method, solving for a total stockholders’ equity value. The valuation firm determined that the marketable value per share of the Series T preferred stock was equal to $1.69 based on the fact that the purchase price of the Series T preferred stock was equal to the sum of the standalone value of the Series T preferred stock plus the value associated with the Toray Development Agreement. The risk free interest rate was determined to be 2.33%, based on the rate of U.S. Treasury securities, with the same term as the options, as of the valuation date; and the equity volatility rate was determined to be 80.0% based on the median volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an equity value of approximately $56 million on a minority marketable basis. The valuation then considered the senior rights, preferences and privileges of the holders of the Company’s preferred stock over the holders of the Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock in the event of a liquidation. A DLOM of 40%, was then applied to the Common Stock resulting in a fair value of $0.37 per share (the “April 2019 Valuation”).

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

In May 2019, the Board granted options to purchase 147,378 shares of Common Stock with an exercise price of $0.37 per share. In determining the fair value of the Common Stock for the May 2019 grants, the Board considered the April 2019 Valuation, relevant business conditions, preclinical updates and the absence of any changes that would materially impact the Company’s equity value since the time of the April 2019 Valuation.

September, November and December 2019 Grants

In June 2019, the Company appointed Randall C. Schatzman, Ph.D. to the position of Chief Executive Officer and as a member of the Company’s Board, which was a precondition to the Series B Second Tranche Investment (as defined below). In July 2019, the Company issued and sold an aggregate of 34,891,072 shares of its Series B preferred stock pursuant to the Series B Stock Purchase Agreement at a purchase price of $1.1494 per share for an aggregate purchase price of $40.1 million (the “Series B Second Tranche Investment”).

Following the Series B Second Tranche Investment, the Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of July 2, 2019 on a minority, non-marketable basis using the OPM back-solve method, solving for a total stockholders’ equity value. Considering the passage of time and changes at the Company since the initial pricing of the Series B preferred stock, as well as the fact that only existing investors participated in the Series B Second Tranche Investment, the valuation firm did not consider the price per share at which the Company sold shares of Series B preferred stock to be reflective of fair market value as of the valuation date. The risk free interest rate was determined to be 1.77%, based on the rate of U.S. Treasury securities, with the same term as the options, as of the valuation date; and the equity volatility rate was determined to be 80.0% based on the median volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an equity value of approximately $89 million on a minority marketable basis. The valuation then considered the senior rights, preferences and privileges of the holders of the Company’s preferred stock over the holders of the Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock in the event of a liquidation. A DLOM of 40%, was then applied to the Common Stock resulting in a fair value of $0.39 per share (the “July 2019 Valuation”).

In September 2019, the Board granted options to purchase 5,986,500 shares of Common Stock with an exercise price of $0.39 per share. In determining the fair value of the Common Stock for the September 2019 grants, the Board considered the July 2019 Valuation, relevant business conditions, preclinical updates and the absence of any changes that would materially impact the Company’s equity value since the time of the July 2019 Valuation.

In November 2019, the Board granted options to purchase 3,971,822 shares of Common Stock with an exercise price of $0.39 per share. In determining the fair value of the Common Stock for the November 2019 grants, the Board considered the July 2019 Valuation, relevant business conditions, preclinical updates and the absence of any changes that would materially impact the Company’s equity value since the time of the July 2019 Valuation.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

In December 2019, the Board granted options to purchase 260,500 shares of Common Stock with an exercise price of $0.39 per share. In determining the fair value of the Common Stock for the December 2019 grants, the Board considered the July 2019 Valuation, relevant business conditions, preclinical updates and the absence of any changes that would materially impact the Company’s equity value since the time of the July 2019 Valuation.

July 2020 Grants

As of July 2019, the Company had selected its first clinical candidate for the Company’s initial product programs, HER2 Boltbody (also referred to as BDC-1001). The Company also obtained additional preclinical anti-tumor efficacy data on HER2 mouse surrogate molecules which demonstrated more preclinical safety.

In November 2019, the Company reported new preclinical data demonstrating profound antitumor efficacy for its lead HER2 ISAC therapeutic program, when administered as a monotherapy, resulting in the complete eradication of large tumors.

In March 2020, the Company announced that patient dosing had begun in the Company’s Phase 1, open-label, dose escalation and dose expansion study of BDC-1001 monotherapy for patients with HER2-expressed solid tumors. In April 2020, the Company announced that it had appointed Edith Perez, M.D., as Chief Medical Officer. In May 2020, the Company announced that it had appointed William P. Quinn as Chief Financial Officer.

By May 2020, the Company was completing term sheet negotiations with institutional investors for the Company’s Series C financing. At this time there was also a period of high uncertainty as the Company and the world adapted to operations in the COVID-19 pandemic.

In June 2020, the Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of May 31, 2020 on a minority, non-marketable basis using the hybrid method of PWERM and OPM which considered three different future-event scenarios:

Scenario	Probability	Fair Value	DLOM	Adjusted	Weighted
IPO in October 2020	10%	$1.30	20%	$1.04	$0.10
IPO in June 2021	20%	$1.41	32.5%	$0.95	$0.19
Remain Private	70%	$0.27	42.5%	$0.16	$0.11

					$0.40

Scenario #1: IPO in October 2020: The Company estimated a 10% probability associated with an IPO in the October 2020 timeframe. The equity value of the Company in an IPO at this date was estimated to be approximately $250.0 million based on discussions with management and consideration of recently priced IPOs in the biotechnology industry for companies in a similar stage of development.

Scenario #2: IPO in June 2021: The Company estimated a 20% probability associated with an IPO in the June 2021 timeframe. The equity value of the Company in an IPO at this date was estimated to be approximately $300.0 million based on discussions with management and consideration of recently priced IPOs in the biotechnology industry for companies in a similar stage of development.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

Scenario #3: Remain Private: The Company estimated a 70% probability of remaining private for approximately 2.5 years. The application of the OPM was determined to be an appropriate methodology under this scenario. The equity value of the Company was derived from an OPM back-solve approach performed by reference to the fair value of the Company’s Series C-1 preferred stock issued on June 26, 2020. On June 26, 2020, the Company issued 36,135,260 shares of Series C-1 preferred stock at a price of $1.15 per share; however, the stock was issued concurrently with tranche rights that allowed participating investors to purchase shares of the Company’s Series C-2 preferred stock at a purchase price of $1.3225 per share in a second closing, subject to the achievement of certain milestones. As such, the fair value of the Series C-1 preferred stock was determined by deducting (x) the estimated fair value of the right to purchase shares of Series C-2 preferred stock in the Series C Second Tranche Investment from (y) the total proceeds of $41.6 million received in the Series C First Tranche Investment, which resulted in an adjusted fair value of $0.78 per share for the Series C-1 preferred stock. Using this adjusted value per share as an input, the OPM back-solved for a Company equity value of $62.0 million.

The probabilities assigned to each scenario above were based on the Company’s assessment of its product development pipeline and market conditions. A higher weighting was assigned to the “remain private” scenario given the uncertainty surrounding a future potential IPO. For each scenario, the Company then applied a DLOM as noted in the table above, in each case determined based on a put option analysis, which considered the timing of each scenario. The May 31, 2020 valuation resulted in an estimated fair value of the Common Stock of $0.40 per share (the “May 2020 Valuation”).

In July 2020, the Board granted options to purchase 5,575,450 shares of Common Stock with an exercise price of $0.40 per share. In determining the fair value of the Common Stock for the July 2020 grants, the Board considered the May 2020 Valuation, relevant business conditions, clinical updates and the absence of any changes that would materially impact the Company’s equity value since the time of the May 2020 Valuation.

September 2020 Grants

In July 2020, the Company initiated discussions with certain investment banks to act as underwriters and began the IPO process. Concurrently, the Company expanded its finance organization and continued to enroll patients into its clinical trial with satisfactory safety, but at low doses that were not expected to show activity. The Company also made progress on its pipeline programs but did not achieve any major milestones. On August 15, 2020, the Company confidentially submitted the Registration Statement to the Commission.

In September 2020, the Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of August 15, 2020 on a minority, non-marketable basis using the hybrid method of PWERM and OPM which considered three different future-event scenarios:

Scenario	Probability	Fair Value	DLOM	Adjusted	Weighted
IPO in October 2020	20%	$1.35	15%	$1.15	$0.23
IPO in June 2021	25%	$1.47	30%	$1.03	$0.26
Remain private	55%	$0.40	40%	$0.24	$0.13

					$0.62

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

Scenario #1: IPO in October 2020: The Company estimated a 20% probability associated with an IPO in the October 2020 timeframe. The equity value of the Company in an IPO at this date was estimated to be approximately $250.0 million based on discussions with management and consideration of recently priced IPOs in the biotechnology industry for companies in a similar stage of development.

Scenario #2: IPO in June 2021: The Company estimated a 25% probability associated with an IPO in the June 2021 timeframe. The equity value of the Company in an IPO at this date was estimated to be approximately $300.0 million based on discussions with management and consideration of recently priced IPOs in the biotechnology industry for companies in a similar stage of development.

Scenario #3: Remain Private: The Company estimated a 55% probability of remaining private for approximately 2.25 years. The application of the OPM was determined to be an appropriate methodology under this scenario. The equity value of the Company was derived from an OPM back-solve approach performed by reference to the fair value of the Company’s Series C-1 preferred stock issued in the Series C First Tranche Investment. As such, the fair value of the Series C-1 preferred stock was determined by deducting the estimated fair value of the right to purchase shares of Series C-2 preferred stock in the Series C Second Tranche Investment from the total proceeds of $41.6 million received in the Series C First Tranche Investment. This resulted in an adjusted fair value of $1.03 per share for the Series C-1 preferred stock as of August 15, 2020. The third-party valuation firm determined that the increase in the estimated fair value of the Series C-1 preferred stock compared to fair value of such stock as of May 31, 2020 was primarily due to the increased probability of the Series C Second Tranche Investment occurring. Using this adjusted value per share as an input, the OPM back-solved for an equity value of $84.7 million.

The probabilities assigned to each scenario above were based on the Company’s assessment of its development pipeline and market conditions. Although the “remain private” scenario still received the highest weighting given the uncertainty surrounding a future potential IPO, the probabilities assigned to the two IPO scenarios increased significantly compared to the last valuation as a result of the Company’s confidential submission of the Registration Statement on August 10, 2020. For each scenario, the Company then applied a DLOM as noted in the table above, in each case determined based on a put option analysis, which considered the timing of each scenario. The August 15, 2020 valuation resulted in an estimated fair value of the Common Stock of $0.62 per share (the “August 2020 Valuation”).

The main reason for the increase in the value of the Common Stock from $0.40 per share in the May 2020 Valuation to $0.62 per share in the August 2020 Valuation is due to the increase in probability of an IPO scenario in the hybrid PWERM-OPM valuation model. The increasing probability of an IPO leads to a near term liquidity event for the holders of Common Stock. The shorter time to a liquidity event reduces the DLOM. Also, an IPO would also lead to the preferred stock converting into Common Stock which would result in the preferred stock forfeiting its liquidation preferences, thereby shifting more of the enterprise value to the holders of Common Stock.

In September 2020, the Board granted options to purchase 7,457,128 shares of Common Stock with an exercise price of $0.62 per share. In determining the fair value of the Common Stock for the September 2020 grants, the Board considered the August 2020 Valuation, relevant business conditions, clinical updates, the Company’s continued progress toward an IPO, including the submission of the Registration Statement on a confidential basis in August 2020, and the absence of any changes that would materially impact the Company’s equity value since the time of the August 2020 Valuation.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

November and December 2020 Grants; January 2021 Grants

In November 2020, the Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of October 15, 2020 on a minority, non-marketable basis using the PWERM approach. The Company estimated a 55% probability associated with an IPO in the March 2021 timeframe. The equity value of the Company in an IPO at this date was estimated to be approximately $300.0 million based on discussions with management and consideration of recently priced IPOs in the biotechnology industry for companies in a similar stage of development. Further, the Company used a DLOM of 25%.

The probability assigned to the IPO scenario above was based on the Company’s assessment of its development pipeline and market conditions. Although the Company decided to wait for clinical data before moving forward with an IPO, eliminating the possibility for an IPO in the 2020 calendar year, investor interest in the Company remained high and the Company’s clinical trial continued to recruit patients and generate promising preliminary safety data. As more patients were treated for longer periods of time and at higher doses, the probability of success of the trial increased. At the time of the valuation, it seemed more likely than not (e.g. >50% chance) that the Company would demonstrate safety and activity and achieve the IPO scenario. The Company applied a DLOM based on a put option analysis, which considered the timing of the IPO. The October 15, 2020 valuation resulted in an estimated fair value of the Common Stock of $0.63 per share (the “October 2020 Valuation”).

In November 2020, the Board granted options to purchase 120,000 shares of Common Stock with an exercise price of $0.63 per share. In December 2020, the Board granted options to purchase 435,000 shares of Common Stock with an exercise price of $0.63 per share. In January 2021, the Board granted options to purchase 645,000 shares of Common Stock with an exercise price of $0.63 per share. In determining the fair value of the Common Stock for the November 2020 grants, December 2020 grants and January 2021 grants, the Board considered the October 2020 Valuation, relevant business conditions, preclinical updates and the absence of any changes that would materially impact the Company’s equity value since the time of the October 2020 Valuation as of each such grant date.

For financial reporting purposes, with the benefit of hindsight and due to the impending ability to complete an IPO earlier than initially anticipated, linear interpolation was used to calculate the estimated fair value for each of the November 2020 grants, December 2020 grants and January 2021 grants to the midpoint of the Price Range, or approximately $[*] per share. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Common Stock to increase. Instead, a combination of Company-specific factors, including, but not limited to, the Company’s continued progress toward an IPO, greater certainty around the Company’s business and financial position, continued enrollment in the Company’s clinical trial, the achievement of preliminary clinical proof-of-concept and other external market factors, led to the changes in the fair value of the Common Stock. Applying this linear interpolation, the Company determined the fair values of the Common Stock for financial reporting purposes as indicated in the table below:

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

Grant Date	Estimated Fair Value Per Share For Financial Reporting Purposes
November 28, 2020	$[*]
December 14, 2020	$[*]
December 29, 2020	$[*]
January 8, 2021	$[*]

The Company will disclose in the Registration Statement its intention to re-assess for financial reporting purposes the fair value of such grants utilizing a linear interpolation to the public offering price per share.

Summary

The Company has estimated a Price Range of approximately $[*] to $[*] per share for its IPO, before giving effect to the Reverse Stock Split. As is typical in an IPO, the Price Range was not derived using a formal determination of fair value, but rather was determined based on discussions between the Company and the underwriters. In setting the Price Range, the following factors were considered:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of companies in the biotechnology sector; and

•	progress of the Company’s development programs.

The Company believes that the that the difference between the estimated fair value of its Common Stock as of October 15, 2020 of $0.63 per share and the Price Range of $[*] to $[*] per share is the result of the Company’s evaluation of the factors above, as well as the following considerations:

•

On January 11, 2021 the Company achieved preliminary clinical proof-of-concept, with scan data from three patients showing stable disease with some reduction in tumor volume. The Company also received biomarker data that support the proposed mechanism of action for BDC-1001.

•

On January 15, 2021, the Company raised $51.9 million in the Series C Second Tranche investment following the demonstration of safety and activity in the Company’s Phase 1 dose escalation trial for BDC-1001 and investor agreement to waive a specified milestone associated with the Series C financing.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

•

The Price Range represents a future price for shares of Common Stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following an IPO. This illiquidity also accounts for a substantial difference between the estimated fair values of the Common Stock through the January 2021 grants and the Price Range.

•

The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock. The Price Range described assumes the conversion, on a share for share basis, of all of the Company’s preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

In light of the Price Range and the other factors described in this letter, the Company respectfully advises the Staff that it believes that the deemed per share fair values of the Common Stock used as the basis for determining stock-based compensation expense in connection with its stock option grants have been reasonable and appropriate.

*        *        *

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 25, 2021

Please contact me at (650) 843-5059 with any questions or further comments regarding the Price Range and the information discussed in this letter.

Sincerely,

/s/ John T. McKenna
John T. McKenna

cc:	Randall C. Schatzman, Ph.D., Bolt Biotherapeutics, Inc.
Sonya F. Erickson, Cooley LLP
Julia Stark, Cooley LLP
Colleen E. Badgley, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Bryan M. Quinn, Davis Polk & Wardwell LLP

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com